Exhibit 99.1

Zhaopin Limited Reports Third Quarter Fiscal Year 2016 Financial Results

BEIJING, May 23, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the third quarter ended March 31, 2016.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Third Quarter Fiscal Year 2016 Financial Highlights

Percentage growth metrics refer to third quarter fiscal year 2016 (“Q3 FY16”) compared to third quarter fiscal year 2015 (“Q3 FY15”)

•	Total revenue increased 19.1% to RMB378.1 million (US$58.6 million).
•	Online recruitment services revenue increased 23.7% to RMB323.8 million (US$50.2 million).
•	Gross margin was 91.1%, compared with 89.2% in Q3 FY15.
•	Net income increased 6.4% to RMB61.8 million (US$9.6 million).
•	Excluding share-based compensation expenses and a reversal of previously recognized share-based compensation expenses in Q3 FY16, non-GAAP[1] net income decreased 14.2% to RMB54.9 million (US$8.5 million).
•	Basic and diluted net income per ADS was RMB1.12 (US$0.18) and RMB1.08 (US$0.16), respectively.
•	Non-GAAP basic and diluted net income per ADS was RMB1.00 (US$0.16) and RMB0.96 (US$0.14), respectively.

“We are pleased with our top line growth in the third quarter, with total revenue reaching RMB378million, 19.1% higher than one year ago. This was driven by a strong result in online recruitment services revenue growth of 23.7% underpinned by ongoing strong growth in the number of unique customers2 which, at 352,379 grew by 20.9% year over year,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

“Whilst overall macro conditions are subdued, Zhaopin continues to deliver strong revenue as a result of our focus on the high growth service sectors in the economy, benefits from the ongoing urbanisation in lower tier cities and the positive effect re-investment activities had on our business. Zhaopin’s current and prior period re-investment has strengthened our market leadership3 across both job seekers and employers. For example, increased spending on marketing has increased customer awareness of Zhaopin’s career-related products and services. In order to provide more efficient recruitment products, we invested in research and development to innovate new products such as “Direct Interview Scheduling” and upgrade Zhaopin App. Innovative new services like National Employability Test (“NET”) continues to gain influence with the support we provide, as a way to differentiate the Company from our competitors.”

“The recently launched NET program is a great example of how Zhaopin is developing innovative solutions to redefine China’s employment landscape. The NET program is designed to help graduates develop a better understanding of their overall potential including an assessment of their strengths and weaknesses, and their skills, independent of their matriculating institution. It provides employers with a baseline measure to evaluate participating graduates as the test assesses and focuses on the intrinsic talents of graduates. This initiative is expected to reduce the mismatch between demand and supply in the labor market. Over the next two months, Zhaopin and the All-China Women's Federation plan to run a NET project that is expected to cover 200 universities and assist over 1 million university students in their efforts to find a job or start their own business.”

______________________________

1 Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2016, the number of registered users as of March 31, 2016 and the number of unique customers for the three months ended March 31, 2016.

“I am particularly proud of our ability to be a part of China's economic rebalancing by focusing on the needs of job seekers and employers and being innovative and creative. I believe NET and our other business initiatives will contribute to our growth." concluded Mr. Evan Guo.

Third Quarter Fiscal Year 2016 Unaudited Financial Results

Revenue

Total revenue was RMB378.1 million (US$58.6 million) in Q3 FY16, an increase of 19.1% from RMB317.5 million in Q3 FY15.

Online recruitment services revenue for Q3 FY16 was RMB323.8 million (US$50.2 million), a 23.7% increase from RMB261.7 million for Q3 FY15. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 352,379 unique customers during Q3 FY16, representing a 20.9% increase compared with 291,563 unique customers served during Q3 FY15. We believe our strategic focus on continued geographic expansion and improvement in customer service contributed to the growth in unique customers. Average revenue per unique customer (“ARPU”) increased slightly by 2.4% during Q3 FY16 compared with Q3 FY15. The slight increase in ARPU was primarily due to the introduction of new products and the cross-selling and up-selling of value-added services. This was partially offset by downward pressure on ARPU from the acquisition of new customers, who typically purchase lower-priced products at first. Zhaopin’s ARPU may vary quarter-to-quarter.

Other services revenue for Q3 FY16 was RMB54.3 million (US$8.4 million), a decrease of 2.5% from RMB55.7 million during Q3 FY15. Despite continued high growth in the Company’s assessment services, other services revenue decreased primarily due to a decrease in campus recruitment services as a result of decreasing demand and intensified competition.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services, by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q3 FY16 was RMB339.6 million (US$52.7 million), an increase of 21.6% from RMB279.3 million for Q3 FY15.

Gross margin for Q3 FY16, as measured by gross profit as a percentage of net revenue, was 91.1%, compared to 89.2% for Q3 FY15. The slight increase in gross margin was mainly due to a decrease in revenue from campus recruitment services, which usually have lower gross margins than online recruitment services.

Operating Expenses

Operating expenses for Q3 FY16 were RMB273.8 million (US$42.5 million), representing an increase of 26.5% from RMB216.4 million for Q3 FY15.

•      Sales and marketing expenses for Q3 FY16 were RMB210.3 million (US$32.6 million), representing an increase of 34.4% from RMB156.4 million for Q3 FY15. The increase was primarily due to increases in sales headcount and compensation, advertising and NET related marketing activities. As a percentage of net revenue, sales and marketing expenses increased from 50.0% for Q3 FY15 to 56.4% for Q3 FY16 primarily as a result of increased spending on online advertising, investment in new business initiatives and business development activities which assisted in increasing Zhaopin’s market share amongst job seekers and employers. Sales and marketing expenses for Q3 FY16 included no share-based compensation expenses, compared with RMB0.05 million in Q3 FY15.

•      General and administrative expenses for Q3 FY16 were RMB63.6 million (US$9.9 million), representing a 5.9% increase from RMB60.0 million for Q3 FY15. The increase was primarily driven by increases in employee compensation expenses, which were largely offset by an RMB12.7 million (US$2.0 million) decline in share-based compensation expenses mainly due to the reversal of RMB9.0 million (US$1.4 million) in share-based compensation previously recognized for forfeited stock options. As a percentage of net revenue, general and administrative expenses decreased from 19.2% for Q3 FY15 to 17.0% for Q3 FY16.

Income from Operations

Income from operations for Q3 FY16 was RMB65.8 million (US$10.2 million), representing a 4.7% increase from RMB62.8 million for Q3 FY15. Operating margin, as measured by income from operations as a percentage of net revenue, was 17.6% in Q3 FY16, compared with 20.1% in Q3 FY15. In Q3 FY16, the Company reversed share-based compensation expenses which offset operating expenses by RMB6.9 million (US$1.1 million). Share-based compensation expense was RMB5.9 million in Q3 FY15. Excluding share-based compensation expenses, non-GAAP income from operations for Q3 FY16 was RMB58.9 million (US$9.1 million), as compared with RMB68.7 million during Q3 FY15. Excluding share-based compensation expenses, operating margin would be 15.8% in Q3 FY16, compared with 21.9% in Q3 FY15.

Investment and Interest Income, net

Net investment and interest income for Q3 FY16 was RMB7.2 million (US$1.1 million), representing a 16.6% increase from RMB6.2 million for Q3 FY15. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in time deposits and principal-protected wealth management products as well as interest expense savings due to the repayments of bank loan principal.

Other Income, net

Other income for Q3 FY16 was RMB0.1 million (US$0.01 million), representing a 91.5% decrease compared with RMB0.9 million for Q3 FY15. Other income for Q3 FY15 mainly represented the fair value change of a cross-currency interest rate swap arrangement with an international bank.

Net Income

Net income for Q3 FY16 was RMB61.8 million (US$9.6 million), representing a 6.4% increase when compared with RMB58.1 million for Q3 FY15. Effective tax rate decreased from 17.3% for Q3 FY15 to 15.4% for Q3 FY16 primarily due to reversal of share-based compensation expenses, which are non-taxable.

Non-GAAP net income for Q3 FY16 was RMB54.9 million (US$8.5 million), a 14.2% decrease from RMB63.9 million for Q3 FY15.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q3 FY16 were RMB1.12 (US$0.18) and RMB1.08 (US$0.16), respectively, compared with basic and diluted net income per ADS of RMB1.10 and RMB1.02, respectively, for Q3 FY15.

Non-GAAP basic and diluted net income per ADS for Q3 FY16 were RMB1.00 (US$0.16) and RMB0.96 (US$0.14), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.22 and RMB1.14, respectively, for Q3 FY15.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of March 31, 2016, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,131.9 million (US$330.6 million), representing a 11.6% increase from RMB1,910.1 million as of June 30, 2015. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities, which was partially offset by the repayment of a US$20 million bank loan in Q3 FY16.

Net cash flow generated from operating activities in Q3 FY16 amounted to RMB101.1 million (US$15.7 million), representing an increase of 30.7% from RMB78.6 million in the same period of last fiscal year. The strong growth in operating cash flow is mainly attributable to increased revenue collection from sales, which is partially offset by employee compensation payments, marketing expenditures and tax payments.

Nine Months Ended March 31, 2016 Unaudited Financial Results

Total revenue for the nine months ended March 31, 2016 was RMB1,136.8 million (US$176.3 million), an increase of 19.3% from RMB952.8 million for the same period in fiscal year 2015.

Online recruitment services revenue for the nine months ended March 31, 2016 was RMB956.8 million (US$148.4 million), a 22.9% increase from RMB778.6 million for the same period of fiscal year 2015.

Gross profit for the nine months ended March 31, 2016 was RMB1,018.1 million (US$157.9 million), an increase of 20.1% from RMB847.5 million for the same period in fiscal year 2015.

Income from operations for the nine months ended March 31, 2016 increased 4.0% to RMB211.2 million (US$32.8 million) from RMB203.0 million for the same period in fiscal year 2015.

Net income for the nine months ended March 31, 2016 was RMB194.2 million (US$30.1 million), representing an 8.2% increase from RMB179.5 million for the same period in fiscal year 2015.

Non-GAAP net income for the nine months ended March 31, 2016 was RMB196.7 million (US$30.5 million), a 1.8% decrease from RMB200.4 million for the same period in fiscal year 2015.

Basic and diluted net income per ADS for the nine months ended March 31, 2016 were RMB3.56 (US$0.56) and RMB3.40 (US$0.52) respectively, compared with basic and diluted net income per ADS of RMB3.48 and RMB3.18, respectively for the same period in fiscal year 2015.

Non-GAAP basic and diluted net income per ADS for the nine months ended March 31, 2016 were RMB3.60 (US$0.56) and RMB3.44 (US$0.54) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB3.88 and RMB3.56, respectively for the same period in fiscal year 2015.

Status of Preliminary Non-Binding Proposal

On January 19, 2016, the Company announced that its board of directors (the "Board") had received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. , proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder SEEK International Investments Pty Ltd for US$17.50 in cash per American depositary share ("ADS"), or US$8.75 per ordinary share of the Company, in a going-private transaction.

On February 1, 2016, the Board formed a special committee (the “Special Committee”) consisting of two independent and disinterested directors, Mr. Alex Chit Ho and Mr. Peter Andrew Schloss, to consider the January 19 going-private proposal.

On March 2, 2016, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

On May 5, 2016, the Company announced that the Board had received a preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, director and chief executive officer of the Company, Mr. Ge Wang, vice president of the Company, Mr. Weigang Wang, vice president of the Company, Mr. Luyang Tang, vice president of the Company, Mr. Tianruo Pu, chief financial officer of the Company, and Sequoia China Investment Management LLP (together, the "Management Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by the Management Buyer Group for US$17.75 in cash per ADS, or US$8.875 per ordinary share of the Company, in a going-private transaction. The Special Committee will also consider this going-private proposal in due course.

Due to the potential pending transaction, Zhaopin will not be providing an outlook statement.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4480 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin's management will host an earnings conference call on Monday, May 23, 2016 at 9:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/ Hong Kong Time on May 24, 2016).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 p.m. U.S. Eastern Time, May 30, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10085609

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2016, number of registered users as of March 31, 2016 and number of unique customers for the three months ended March 31, 2016. The Company’s over 115.3 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings4 were placed on Zhaopin’s platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

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4 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares	For the Three Months Ended
and ADS and per share and per ADS data)	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	261,747	323,807	50,218
Other services revenue	55,703	54,303	8,421
Total Revenue	317,450	378,110	58,639
Less: Business tax and surcharges	(4,413)	(5,210)	(808)
Net Revenue	313,037	372,900	57,831
Cost of services	(33,759)	(33,290)	(5,163)
Gross profit	279,278	339,610	52,668
Operating expenses:
Sales and marketing expenses	(156,442)	(210,263)	(32,609)
General and administrative expenses	(60,001)	(63,557)	(9,857)
Total operating expenses	(216,443)	(273,820)	(42,466)
Income from operations	62,835	65,790	10,202
Other income/ (expenses):
Foreign currency exchange gain/ (loss)	319	(15)	(2)
Investment and interest income, net	6,166	7,188	1,115
Other income, net	904	77	12
Income before income tax expenses	70,224	73,040	11,327
Income tax expenses	(12,138)	(11,243)	(1,744)
Net income	58,086	61,797	9,583
Less: Net income attributable to the non-controlling interest shareholders	(307)	(36)	(6)
Net income attributable to Zhaopin Limited’s shareholders	57,779	61,761	9,577

Net income per share:
-Basic	0.55	0.56	0.09
-Diluted	0.51	0.54	0.08
Net income per ADS:
-Basic	1.10	1.12	0.18
-Diluted	1.02	1.08	0.16
Weighted average number of shares used in computing net income per share:
-Basic	104,215,054	109,565,681	109,565,681
-Diluted	112,252,634	114,085,918	114,085,918

Comprehensive income:
Net income	58,086	61,797	9,583
Foreign currency translation adjustment, net of tax	592	(1,476)	(229)
Total comprehensive income	58,678	60,321	9,354

(Amounts in thousands, except for number of shares	For the Nine months Ended
and ADS and per share and per ADS data)	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	778,634	956,790	148,386
Other services revenue	174,190	179,960	27,910
Total Revenue	952,824	1,136,750	176,296
Less: Business tax and surcharges	(13,879)	(15,621)	(2,423)
Net Revenue	938,945	1,121,129	173,873
Cost of services	(91,456)	(102,991)	(15,973)
Gross profit	847,489	1,018,138	157,900
Operating expenses:
Sales and marketing expenses	(455,266)	(582,552)	(90,346)
General and administrative expenses	(189,250)	(224,414)	(34,804)
Total operating expenses	(644,516)	(806,966)	(125,150)
Income from operations	202,973	211,172	32,750
Other income/ (expenses):
Foreign currency exchange gain	47	47	7
Investment and interest income, net	14,821	20,467	3,174
Other (expenses)/ income, net	(1,159)	5,241	813
Income before income tax expenses	216,682	236,927	36,744
Income tax expenses	(37,193)	(42,739)	(6,628)
Net income	179,489	194,188	30,116
Less: Net income attributable to the non-controlling interest shareholders	(872)	(404)	(63)
Net income attributable to Zhaopin Limited’s shareholders	178,617	193,784	30,053

Net income per share:
-Basic	1.74	1.78	0.28
-Diluted	1.59	1.70	0.26
Net income per ADS:
-Basic	3.48	3.56	0.56
-Diluted	3.18	3.40	0.52
Weighted average number of shares used in computing net income per share:
-Basic	102,874,054	109,013,863	109,013,863
-Diluted	112,035,365	114,012,394	114,012,394

Comprehensive income:
Net income	179,489	194,188	30,116
Foreign currency translation adjustment, net of tax	(469)	12,949	2,008
Total comprehensive income	179,020	207,137	32,124

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares)	As of June 30,	As of March 31
	2015	2016	2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,368,943	1,504,794	233,374
Restricted cash	6,103	-	-
Time deposits and restricted time deposits	324,553	545,560	84,609
Accounts receivable, net	21,300	24,687	3,829
Amounts due from a related party	858	576	89
Prepayments and other current assets	157,291	148,682	23,057
Deferred tax assets	20,188	29,422	4,563
Total current assets	1,899,236	2,253,721	349,521
Non-current assets:
Restricted time deposits	210,471	81,573	12,651
Property and equipment, net	49,706	51,459	7,981
Intangible assets, net	19,457	20,473	3,175
Goodwill	62,548	64,827	10,054
Other non-current assets	4,136	4,430	687
Deferred tax assets	2,491	2,791	433
Total non-current assets	348,809	225,553	34,981
TOTAL ASSETS	2,248,045	2,479,274	384,502
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	121,584	116,144	18,012
Accounts payable	7,034	7,967	1,236
Deferred revenue	598,251	668,640	103,697
Salaries and welfare payable	110,194	100,791	15,631
Taxes payable	88,857	87,601	13,586
Accrued expense and other current liabilities	114,577	131,644	20,418
Total current liabilities	1,040,497	1,112,787	172,580
Non-current liabilities:
Deferred revenue	4,942	6,043	937
Long-term bank loans	158,755	51,690	8,016
Deferred tax liabilities	13,067	17,682	2,742
Total liabilities	1,217,261	1,188,202	184,275
Shareholders' equity:
Ordinary shares	7,296	7,481	1,160
Additional paid-in capital	1,491,387	1,543,744	239,414
Statutory reserves	10,769	10,769	1,670
Accumulated other comprehensive (loss)/ income	(3,171)	9,778	1,516
Accumulated deficit	(486,540)	(292,756)	(45,403)
Non-controlling interests	11,043	12,056	1,870
Total shareholders' equity	1,030,784	1,291,072	200,227
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,248,045	2,479,274	384,502

Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
GAAP income before income tax expenses	70,224	73,040	11,327
Add back: charges to/ (reversal of) share-based compensation expenses	5,853	(6,908)	(1,070)
Non-GAAP income before income tax expenses	76,077	66,132	10,257
GAAP income tax expenses	(12,138)	(11,243)	(1,744)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(12,138)	(11,243)	(1,744)
Non-GAAP net income	63,939	54,889	8,513
Less: Net income attributable to the non-controlling interest shareholders	(307)	(36)	(6)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	63,632	54,853	8,507
Non-GAAP net income per share
-Basic	0.61	0.50	0.08
-Diluted	0.57	0.48	0.07
Non-GAAP net income per ADS
-Basic	1.22	1.00	0.16
-Diluted	1.14	0.96	0.14
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	104,215,054	109,565,681	109,565,681
-Diluted	112,252,634	114,085,918	114,085,918

Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Nine months Ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
GAAP income before income tax expenses	216,682	236,927	36,744
Add back: share-based compensation expenses	20,866	2,503	388
Non-GAAP income before income tax expenses	237,548	239,430	37,132
GAAP income tax expenses	(37,193)	(42,739)	(6,628)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(37,193)	(42,739)	(6,628)
Non-GAAP net income	200,355	196,691	30,504
Less: Net income attributable to the non-controlling interest shareholders	(872)	(404)	(63)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	199,483	196,287	30,441
Non-GAAP net income per share
-Basic	1.94	1.80	0.28
-Diluted	1.78	1.72	0.27
Non-GAAP net income per ADS
-Basic	3.88	3.60	0.56
-Diluted	3.56	3.44	0.54
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	102,874,054	109,013,863	109,013,863
-Diluted	112,035,365	114,012,394	114,012,394

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com